Room 4561
						February 14, 2006



Mr. Stephen E. Pomeroy
Chief Executive Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048

Re:	Pomeroy IT Solutions, Inc.
	Form 10-K for Fiscal Year Ended January 5, 2005
	Filed April 5, 2005
	File No. 000-20022


Dear Mr. Pomeroy:

      We have reviewed your response letter dated December 29,
2005
and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 5, 2005

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1. We have read your response to prior comment numbers 1 through 4.
Absent any additional substantive information indicating otherwise, it appears that revenue should be recognized upon shipment for your logistical deployment arrangements. This is based on the following:

* Fixed delivery schedules do not appear to exist due to your practice of granting waivers that allow shipment to extend beyond the agreed-upon date. In addition, we question whether the default six-month delivery schedule is substantive;
* The risks of ownership do not appear to have fully passed to the buyer as evidenced by the fact that you appear to retain an insurable risk coupled with the contradictory contract language regarding risk of loss.

Please revise your revenue recognition policy to recognize this revenue upon delivery or provide us with a detailed response that further explains why you believe your accounting is correct. This response should refer to the relevant accounting literature that supports your position and should address, in detail, the matters identified above. We may have further comment.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Stephen E. Pomeroy
Pomeroy IT Solutions, Inc.
February 14, 2006
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